Schering to bring greater convenience to Betaferon(R) patients

Berlin, June 8, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) received a positive opinion from the Committee for Medicinal Products for Human Use
(CHMP) for its Multiple Sclerosis (MS) drug Betaferon(R) to extend the room temperature (up to 25 degrees C/77 degress F) storage for 24 months. Schering expects European approval by the EU-Commission within the second half of 2004. In Europe, Betaferon(R) is currently approved for 3 months storage at room temperature. In the U.S. and Japan, approval to store Betaferon(R) for 24 months at room temperature was granted in 2002 and 2000 respectively.

"We want to offer MS patients the best support and greatest convenience - in their daily life as well as during travel and vacation," said Dr. Joachim-Friedrich Kapp, Head of Specialized Therapeutics, a member of the Schering AG, Germany Group. "Betaferon(R) combines the advantages of a long-term room temperature storage with the use of our pre-filled diluent syringe. The European approval for Betaferon(R)'s 24 months storage time without refrigeration would further enhance the convenience for MS patients
- beyond the product's highly recognized efficacy and safety."

Betaferon(R), which is marketed in the U.S. as Betaseron(R) by Berlex Laboratories, a U.S. affiliate of Schering AG, is one of the leading MS therapies worldwide.

Additional information

Multiple Sclerosis (MS) is a disease of the central nervous system affecting the brain and spinal cord. It is estimated to affect over 1,000,000 people worldwide, and is the major acquired neurologic disease in young adults. People who develop MS may not immediately recognize their condition because the symptoms of MS are nonspecific and may be similar to those of other diseases. Common signs and symptoms of MS include fatigue, psychological and cognitive changes, weakness or paralysis of limbs, numbness, vision problems, speech difficulties, problems with walking or motor skills, bladder problems, and sexual dysfunction.

The high dose and high frequency treatment regimen of Betaferon(R), which is considered an important success criterion by experts, leads to the unrivalled efficacy of this therapy. Clinical studies have shown that high-dose treatment with interferons is more effective than low-dose therapies. Betaferon(R) reduces the frequency of MS episodes by one third and reduces the intensity of medium to severe episodes by up to 50%. In multiple sclerosis, "episodes" are repeated attacks of the illness in which new symptoms occur or already existing symptoms worsen. Relapsing forms of MS include the most frequently occurring variant, relapsing-remitting MS, as well as some parts of the secondary-progressive MS form.

CHMP, the Committee for Medicinal Products for Human Use, is the scientific committee of the European Medicines Agency (EMEA) that reviews human medicinal product applications for the EU Centralized Procedure.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media: Dr. Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Pharma: Dr. Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de


Find additional information at: www.schering.de/eng